EXHIBIT 4

Form of Non-Disclosure Agreement

PRIVATE AND CONFIDENTIAL	[Date]

[Name]

[Address]

Dear [Name]:

Re: MFC Industrial Ltd. ("MFC").

We have been discussing, among other things, you potentially being a director nominee on a slate of directors which we may be put forward to replace some or all of the directors of MFC at the next meeting of shareholders of MFC, and the potential solicitation of proxies and other activities we may undertake in order to advise or influence other persons with respect to the voting of MFC's securities and/or to obtain representation on MFC's board of directors (collectively, the "Discussions").

We have given you, and may in the future give you, certain confidential information relating to the subject matter of the Discussions, including, but not limited to, our intentions and certain notes, analyses, reports, compilations, forecasts, data, studies, interpretations, or other documents prepared in connection with the subject matter of the Discussions (collectively "Confidential Information"). You agree to keep all such Confidential Information confidential and, without our written consent, you will not disclose the Confidential Information to any person or disclose to any person that the Discussions are taking place or the status or any terms, conditions or other facts relating to the Discussions. These disclosure restrictions do not apply to any Confidential Information that: (a) is or becomes generally available to the public other than as a result of direct or indirect disclosure by you; (b) is or becomes available to you on a non-confidential basis from a source other than us, unless you know after reasonable inquiry that such source is prohibited from disclosing the information to you by a contractual, fiduciary or other legal obligation to us; (c) is required to be disclosed by any applicable law (unless such law permits a party to refrain from making such disclosure for confidentiality or other reasons), any order of any competent court or other authority, provided that prior to making such disclosure you must, to the extent permitted by law: (i) immediately advise us of the requirement and the proposed content of any disclosure; (ii) cooperate with us in limiting the extent of the disclosure; and (iii) provide us with a reasonable opportunity to obtain a protective order or other remedy in order to preserve the confidentiality of the Confidential Information required to be disclosed.

You have told us that you [do not own or control any / you own or control [ ] ] voting securities of MFC. You agree that until the earlier of the end of the next meeting of shareholders of MFC and the date that either of us confirms to the other in writing that it does not wish to proceed with any further Discussions, you will not in any manner acquire, agree to acquire or make any proposal to acquire, directly or indirectly, by means of purchase, merger, business combination or in any other manner, beneficial ownership, control or direction (including, without limitation, economic interests by way of derivatives) of any voting securities of MFC or any of its subsidiaries, or of all or any material assets of MFC or any of its subsidiaries.

This agreement constitutes the entire agreement between us relating to its subject matter and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of us with respect to such subject matter. This agreement is governed by, and will be interpreted and construed in accordance with, the laws of the State of New York and the federal laws of the United States applicable therein. You irrevocably consent to and accept the non-exclusive jurisdiction of the state and federal courts having jurisdiction in the State of New York.

If the foregoing is in accordance with your understanding of our arrangements, please sign the duplicate copy of this agreement and return it to us.

Yours Truly,

IAT REINSURANCE COMPANY LTD.

Per:
Authorised Signatory

Accepted and agreed to on [Date]:

Name: